Exhibit 21.1

Communications Corporation

Subsidiaries of eGain

1.	eGain Communications Ltd. (UK)

2.	eGain Communications Pty Ltd. (Australia)

3.	eGain (Cayman) Ltd. (Cayman)

4.	Inference Corporation (Delaware)

5.	eGain Communications Pvt. Ltd. (India)

6.	eGain Communications SrL (Italy)

7.	eGain Communications B.V. (Netherlands)

8.	eGain Communications Ltd. (Ireland)

9.	eGain Communications Pacific Pte. Ltd (Singapore)

10.	eGain France S.A.R.L.(France)

11.	eGain Deutschland GmbH (Germany)